UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

[Amendment No. 1]

TELTONE CORPORATION

(Name Of The Issuer)

TELTONE CORPORATION

(Names Of Persons Filing Statement)

Common Stock

(Title Of Class Of Securities)

87969L10

(Cusip Number Of Class Of Securities)
              Debra L. Griffith                     Richard B. Dodd, Esq.
              President and CEO                     Preston Gates and Ellis LLP
              Teltone Corporation                   701 Fifth Avenue, Suite 5000
              22522 29th Drive SE                   Seattle, Washington 98104
              Bothell, Washington 98021             (206) 623-7580
              (425) 487-1515

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A.     [X]      The filing of solicitation materials or an information statement subject to R egulation 14 A ( S ection 240.14a-1 through 24 0 .14b-2), R egulation 14 C ( S ection 240.14c-1 through 240.14c-101) or R ule 13e-3(c) ( S ection 240.13e-3(c)) under the S ecurities E xchange A ct of 1934 (“the A ct”).

B.     [ ] The filing of a registration statement under the S ecurities A ct of 1933.

C.     [ ] A tender offer.

D.     [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]
                           Calculation of Filing Fee

Transaction Valuation*                                  Amount of Filing Fee
$44,318                                                      $8.87
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*	Calculated solely for purposes of determining the filing fee. The amount of filing fee assumes that 184,659 shares of Common Stock are acquired for cash in an amount of $0.24 per share and was calculated by multiplying the Transaction Valuation above by 0.0002.

[X]	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $8.87
          Form or Registration No.: Schedule 13E-3, File No. 5-45700
          Filing Party: Teltone Corporation
          Date Filed: September 12, 2002

SCHEDULE 13E-3

     This Amendment No. 1 to Rule 13E-3 Transaction Statement (this "Amendment No. 1") amends the Rule 13e-3 Transaction Statement ( as amended by this Amendment No. 1, the "Statement") filed by Teltone Corporation (referred to herein as "Teltone" or "Company" or "subject company" or "filing person") with the Securities and Exchange Commission (the "Commission") on September 12, 2002. Concurrently with the filing of this Statement, Teltone is filing an amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with the 2002 Annual Meeting of the shareholders of Teltone currently scheduled to be held on October 29, 2002. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

     At such meeting, the shareholders of Teltone will vote upon an amendment to Teltone’s Articles of Incorporation, which, if adopted, will result in a l-for-900 reverse stock split of Teltone’s Common Stock and the payment of cash for fractional shares to those shareholders who would, as a result of the reverse stock split, hold less than one share of Teltone’s post-reverse stock split Common Stock.

     Item 1.     Summary Term Sheet.

     The information set forth in the Proxy Statement in the section titled "Summary Term Sheet" is incorporated by reference.

     Item 2.     Subject Company Information.

     (a)     Name and Address.

     The name of the subject company is Teltone Corporation. Teltone is a Washington corporation with its principal place of business located at 22522 29th Drive SE, Bothell, Washington 98021. Teltone’s telephone number is (425) 487-1515.

     (b)     Subject Securities.

     As of September 6, 2002, Teltone had 6,866,105 shares of its Common Stock outstanding.

     (c)     Trading Market and Prices.

     The section of the Proxy Statement titled "PRICE RANGE OF COMMON STOCK; DIVIDENDS" is incorporated by reference.

     (d)     Dividends.

     The section of the Proxy Statement titled "PRICE RANGE OF COMMON STOCK; DIVIDENDS" is incorporated by reference.

     (e)     Prior Public Offerings.

      The Company has not made any underwritten public offering of its Common Stock during the past three years.

     (f)     Prior Stock Purchases.

     The section of the Proxy Statement titled "PRICE RANGE OF COMMON STOCK; DIVIDENDS" is incorporated by reference.

     Item 3.     Identity and Background of Filing Person.

     (a)     Name and Address.

     The filing person, Teltone, is also the subject company, with its address and telephone number provided in Item 2 above. The section titled "Information Regarding Beneficial Ownership Of Certain Beneficial Owners And Management" set forth in the Proxy Statement is incorporated by reference. The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under the headings "PROPOSAL 1 - Nominees" and "Executive Officers." The address of each director and executive officer of the Company is c/o Teltone Corporation, 22522 29th Drive SE, Bothell, Washington 98021.

     (b)     Filing Entities. None.

     (c)     Business and Background of Natural Persons.

     The information regarding the background of the Company’s directors pursuant to General Instruction C to the schedule is set forth under the heading "PROPOSAL 1 -- Nominees" in the Proxy Statement and is incorporated by reference. The information regarding the background of the Company's non-director executive officers pursuant to General Instruction C to the schedule is set forth under the heading "PROPOSAL 1 - Executive Officers" in the Proxy Statement and is incorporated by reference.

     To the filing person’s knowledge, none of the persons required to be listed under General Instruction C to Schedule 13e-3 has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the persons required to be listed under General Instruction C of Schedule 13e-3 is a citizen of the United States.

     Item 4.     Terms of the Transaction.

     (a)     Material Terms.

     The sections titled "Summary and Structure of the Reverse Stock Split", "Reduction in Number of Shareholders and Termination of Registration under the 1934 Act", "Effect of the Reverse Stock Split on Common Stock Currently Outstanding", "Effect of the Reverse Stock Split on Holders of Class A Preferred Stock", "Effect of the Reverse Stock Split on Teltone", "Purpose of the Reverse Stock Split", "The Anticipated Effects of the Reverse Stock Split", "Potential Detriments of the Reverse Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders", and "Financial Effect of the Reverse Stock Split", set forth in the Proxy Statement are incorporated by reference.

     (c)     Different Terms.

     The section titled "Summary and Structure of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference. The section titled "Effect of the Reverse Stock Split on Common Stock Currently Outstanding" set forth in the Proxy Statement is also incorporated by reference.

     (d)     Dissenters’ Rights.

     The section titled "Dissenters’ Rights" set forth in the Proxy Statement is incorporated by reference.

     (e)     Provisions for Unaffiliated Security Holders.

     The Company has not made any special provisions to make corporate records available or grant unaffiliated security holders counsel or appraisal services at the expense of the filing person.

     (f)     Eligibility for Listing or Trading.

     The section titled "The Anticipated Effects of the Reverse Stock Split -- Effect on Market for Shares" set forth in the Proxy Statement is incorporated by reference.

     Item 5.     Past Contacts, Transactions, and Negotiations and Agreements.

     (a)     Transactions. None.

     (b)     Significant Corporate Events. None.

     (c)     Negotiations or Contracts. None.

     (e)     Agreements Involving Teltone’s Securities. None

     Item 6.     Purposes of the Transaction and Plans or Proposals.

     (b)     Use of Securities Acquired.

      The section s titled "The Anticipated Effects of the Reverse Stock Split" and "Stock Certificates" set forth in the Proxy Statement are incorporated by reference.

     (c)     Plans.

     A discussion of the change in the number of members of the Board of Directors from five to four is discussed in the Proxy Statement under "PROPOSAL 1 -- ELECTION OF CHARLES L. ANDERSON, DEBRA L. GRIFFITH, CHARLES P. WAITE, AND PAUL M. WYTHES TO SERVE ON THE BOARD OF DIRECTORS" which is incorporated by reference. A discussion of the deregistration of the C ompany’s Common Stock and resulting cessation of trading on the OTC Bulletin Board is set forth in the Proxy Statement under the section titled "The Anticipated Effects of the Reverse Stock Split" and the section titled "Reduction in Number of Shareholders and Termination of Registration under the 1934 Act" which are incorporated by reference.

     Item 7.     Purposes, Alternatives, Reasons and Effects.

     (a)     Purposes.

     The sections titled "Reduction in Number of Shareholders and Termination of Registration under the 1934 Act", "Purpose of the Reverse Stock Split", and "Background of the Reverse Stock Split Proposal" set forth in the Proxy Statement are incorporated by reference.

     (b)     Alternatives.

     The section titled "Background of the Reverse Stock Split Proposal" set forth in the Proxy Statement is incorporated by reference.

     (c)     Reasons.

     The sections titled "Background of the Reverse Stock Split Proposal", "Purpose of the Reverse Stock Split", and " The Anticipated Effects of the Reverse Stock Split-- Reduction in the Number of Shareholders and the Number of Outstanding Shares" set forth in the Proxy Statement are incorporated by reference.

     (d)     Effects.

     The sections titled "The Anticipated Effects of the Reverse Stock Split", "Effect of the Reverse Stock Split on Holders of Class A Preferred Stock", "Potential Detriments of the Reverse Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders", and "Financial Effect of the Reverse Stock Split" set forth in the Proxy Statement are incorporated by reference.

     Item 8.     Fairness of the Transaction.

     (a)     Fairness.

     The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     (b)     Factors Considered in Determining Fairness.

     The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     (c)     Approval of Security Holders.

     The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     (d)     Unaffiliated Representative.

     The section titled "Potential Detriments of the Reverse Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders" set forth in the Proxy Statement is incorporated by reference. The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is also incorporated by reference.

     (e)     Approval of Directors.

      The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     (f)     Other Offers. None

     Item 9.     Reports, Opinions, Appraisals and Negotiations.

     (a)     Report, Opinion or Appraisal.

     The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" set forth in the Proxy Statement is incorporated by reference.

     (b)     Preparer and Summary of Report, Opinion or Appraisal. None.

     (c)     Availability of Documents. None.

     Item 10.     Source and Amounts of Funds or Other Consideration.

     (a)     Source of Funds.

     The section titled "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     (b)     Conditions. Not applicable.

     (c)     Expenses.

     The section titled " ADDITIONAL INFORMATION - Cost of Proxy Solicitation and the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference. The section titled "Financial Effect of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference. The section titled "Purpose of the Reverse Stock Split" set forth in the Proxy Statement is also incorporated by reference.

     (d)     Borrowed Funds.

     The section titled "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference. The section titled "Financial Effect of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     Item 11.     Interest in Securities of Teltone.

     (a)     Securities Ownership.

     The section titled " INFORMATION REGARDING BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT " set forth in the Proxy Statement is incorporated by reference.

     (b)     Securities Transactions. None.

     Item 12.      Solicitation or Recommendation.

     (d)     Intent to Tender Vote in Going Private Transaction.

     The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     (e)     Recommendations of Others.

      The section titled "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

Item 13.     Financial Statements.

     (a)     Financial Information.

     The Company’s audited financial statements for the f iscal y ears ended June 30, 2002 and June 30, 2001 are included in the Company’s Form 10-KSB for the period ended June 30, 2002 (the "2002 Annual Report") filed with the Commission on September 11, 2002, which is incorporated herein by reference.

     (b)     Pro Forma Information.

     The section titled "Financial Effect of the Reverse Stock Split" set forth in the Proxy Statement is incorporated by reference.

     Item 14.     Persons/Assets, Retained, Employed, Compensated or Used.

     (a)     Solicitations of Recommendations.

     The section titled "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" in the Proxy Statement is incorporated by reference.

     (b)     Employees and Corporate Assets.

     The section titled "ADDITIONAL INFORMATION--Cost of Proxy Solicitation and the Reverse Stock Split" in the Proxy Statement is incorporated by reference.

     Item 15.     Additional Information.

     All of the information set forth in the Proxy Statement and the 2002 Annual Report is incorporated by reference.

     Item 16.      Exhibits.

          Exhibit A -- Preliminary Notice of 2002 Annual Meeting of Shareholders (incorporated herein by reference to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on November 8, 2002)

          Exhibit B -- Preliminary Proxy Statement for the 2002 Annual Meeting of Shareholders (Incorporated herein by reference to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on November 8, 2002.)

          Exhibit C -- Articles of Amendment of the Articles of Incorporation of Teltone Corporation (incorporated herein by reference to Exhibit A to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on November 8, 2002)

           Exhibit D -- Washington Dissenters' Rights Statute - RCW 23B.13 (incorporated herein by reference to Exhibit B to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A on November 8, 2002)

     Copies of these documents may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of these documents available upon written request to the Company’s headquarters. The Company’s headquarters are located at 22522 29th Drive SE, Bothell, Washington 98021.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 8, 2002                            /s/ Debra L. Griffith
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                                            Debra L. Griffith, President and CEO